TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ANNOUNCES ACQUISITION OF STAKE IN PETROJARL ASA; INTENDS TO LAUNCH MANDATORY BID FOR 100%

Nassau, The Bahamas, August 31, 2006 - Teekay Shipping Corporation (Teekay) (NYSE: TK) today announced that it has acquired, through its wholly owned subsidiary TPO Investments AS, over 40% of the shares of Petrojarl ASA (Petrojarl) which is listed on the Oslo Stock Exchange (OSE: PETRO). In accordance with Norwegian law, Teekay intends to launch a mandatory bid for the remaining shares of Petrojarl within the next four weeks.

Petrojarl is a leading operator of Floating Production Storage and Offloading (FPSO) units in the North Sea. It owns and operates four FPSO units in addition to operating two shuttle tankers and one storage tanker. In February of this year, Teekay entered into a joint venture with Petrojarl to pursue FPSO projects.

“We are excited about the opportunity to expand our existing relationship with Petrojarl,” commented Bjorn Moller, Teekay’s President and Chief Executive Officer. “Petrojarl’s offshore engineering expertise and reputation as a quality operator of FPSOs is a great fit with Teekay’s existing offshore operations and will allow us to better serve our customers in the growing offshore oil exploration and production market.”

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 145 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-4703

Web site: www.teekay.com

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Forward Looking Statement

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding; Teekay’s intention to launch a mandatory bid for the remaining shares of Petrojarl within the next four weeks; the pursuit of FPSO projects; and the growing offshore oil exploration and production market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the market price of Petrojarl’s shares; the inability to secure any necessary regulatory approvals; any difficulty with an integration of Petrojarl into Teekay’s operations; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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